Morgan Stanley Finance LLC Structured Investments	Free Writing Prospectus to Preliminary Pricing Supplement No. 17,615 Filed pursuant to Rule 433 Registration Statement Nos. 333-293641; 333-293641-01 July 27, 2026

Market Linked Securities—Auto-Callable with Contingent Coupon with Memory Feature and Contingent Downside

Principal at Risk Securities Linked to the Ordinary Shares of Flex Ltd. due August 2, 2029

Fully and Unconditionally Guaranteed by Morgan Stanley

Summary of terms

Issuer and guarantor	Morgan Stanley Finance LLC (issuer) and Morgan Stanley (guarantor)
Underlying stock	Flex Ltd. ordinary shares
Pricing date*	July 31, 2026
Original issue date*	August 5, 2026
Face amount	$1,000 per security
Contingent coupon payments (with memory feature)

On each contingent coupon payment date, you will receive a contingent coupon payment at a per annum rate equal to the contingent coupon rate if, and only if, the stock closing price on the related calculation day is greater than or equal to the coupon threshold price. Each “contingent coupon payment”, if any, will be calculated per security as follows: ($1,000 × contingent coupon rate) / 4.

In addition, if the stock closing price on one or more calculation days is less than the coupon threshold price and, on a subsequent calculation day, the stock closing price is greater than or equal to the coupon threshold price, the securities will pay the contingent coupon payment due for the subsequent calculation day plus all previously unpaid contingent coupon payments (without interest accruing on amounts previously unpaid).

Contingent coupon rate	At least 22.40% per annum, to be determined on the pricing date
Automatic call

If, on any calculation day (other than the final calculation day), beginning in October 2026, the stock closing price is greater than or equal to the starting price, the securities will be automatically called for a cash payment per security equal to the face amount plus a final contingent coupon payment and any previously unpaid contingent coupon payments on the related call settlement date.

Calculation days

Quarterly, on the 28th of each January, April, July and October, commencing in October 2026 and ending on the final calculation day. We also refer to the July 2029 calculation day as the final calculation day.

Contingent coupon payment dates	Three business days after the applicable calculation day; provided that the coupon payment date for the final calculation day is the maturity date.
Call settlement date	Three business days after the applicable calculation day.
Maturity payment amount (per security)	●if the ending price is greater than or equal to the downside threshold price: $1,000; or ●if the ending price is less than the downside threshold price: $1,000 × performance factor
Maturity date*	August 2, 2029
Starting price	The stock closing price on the pricing date
Ending price	The stock closing price on the final calculation day
Performance factor	The ending price divided by the starting price.
Coupon threshold price	50% of the starting price
Downside threshold price	50% of the starting price
Calculation agent	Morgan Stanley & Co. LLC, an affiliate of the issuer
Denominations	$1,000 and any integral multiple of $1,000
Agent discount**

Morgan Stanley & Co. LLC and Wells Fargo Securities, LLC will act as the agents for this offering. Wells Fargo Securities, LLC will receive a commission of up to $23.25 for each security it sells. Dealers, including Wells Fargo Advisors (“WFA”), may receive a selling concession of up to $17.50 per security, and WFA may receive a distribution expense fee of $0.75 for each security sold by WFA.

CUSIP	61781DBB3
Tax considerations	See preliminary pricing supplement

*Subject to change

** In addition, selected dealers may receive a fee of up to 0.30% for marketing and other services

Hypothetical payout profile (excluding contingent coupon payments)

If the securities are not automatically called prior to the maturity date and the ending price is less than the downside threshold price, you will lose more than 50%, and possibly all, of the face amount of your securities at the maturity date.

Any return on the securities will be limited to the sum of your contingent coupon payments, if any. You will not participate in any appreciation of the underlying stock, but you will have full downside exposure to the underlying stock on the final calculation day if the ending price is less than the downside threshold price.

The face amount of each security is $1,000. This price includes costs associated with issuing, selling, structuring and hedging the securities, which are borne by you, and, consequently, the estimated value of the securities on the pricing date will be less than $1,000 per security. We estimate that the value of each security on the pricing date will be approximately $960.30, or within $45.00 of that estimate. Our estimate of the value of the securities as determined on the pricing date will be set forth in the final pricing supplement. See “Investment Summary” and “Risk Factors” in the accompanying preliminary pricing supplement for further information.

This document provides a summary of the terms of the securities. Investors should carefully review the accompanying preliminary pricing supplement, product supplement for principal at risk securities, tax supplement and prospectus before making a decision to invest in the securities.

Preliminary pricing supplement:

https://www.sec.gov/Archives/edgar/data/895421/000183988226036367/ms17615_424b2-24052.htm

The securities have complex features and investing in the securities involves risks not associated with an investment in ordinary debt securities. See “Risk Factors” in the accompanying preliminary pricing supplement. All payments on the securities are subject to our credit risk.

This introductory term sheet does not provide all of the information that an investor should consider prior to making an investment decision.

The securities are not deposits or savings accounts and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency or instrumentality, nor are they obligations of, or guaranteed by, a bank.

Selected risk considerations

The risks set forth below are discussed in more detail in the “Risk Factors” section in the accompanying preliminary pricing supplement, product supplement for principal at risk securities, tax supplement and prospectus. Please review those risk factors carefully.

Risks Relating to an Investment in the Securities

●The securities do not guarantee the return of the face amount of your securities at maturity.

●The securities do not provide for the regular payment of interest.

●The contingent coupon payment, if any, is based on the stock closing price of the underlying stock on only the related monthly calculation day at the end of the related interest period.

●Investors will not participate in any appreciation in the price of the underlying stock.

●The market price will be influenced by many unpredictable factors.

●The securities are subject to our credit risk, and any actual or anticipated changes to our credit ratings or credit spreads may adversely affect the market value of the securities.

●As a finance subsidiary, MSFL has no independent operations and will have no independent assets.

●Investing in the securities is not equivalent to investing in the underlying stock.

●Reinvestment risk.

●The rate we are willing to pay for securities of this type, maturity and issuance size is likely to be lower than the rate implied by our secondary market credit spreads and advantageous to us. Both the lower rate and the inclusion of costs associated with issuing, selling, structuring and hedging the securities in the face amount reduce the economic terms of the securities, cause the estimated value of the securities to be less than the face amount and will adversely affect secondary market prices.

●The estimated value of the securities is determined by reference to our pricing and valuation models, which may differ from those of other dealers and is not a maximum or minimum secondary market price.

●The securities will not be listed on any securities exchange and secondary trading may be limited.

●The calculation agent, which is a subsidiary of Morgan Stanley and an affiliate of MSFL, will make determinations with respect to the securities.

●Hedging and trading activity by our affiliates could potentially adversely affect the value of the securities.

●The maturity date may be postponed if the final calculation day is postponed.

●Potentially inconsistent research, opinions or recommendations by Morgan Stanley, MSFL, WFS or our or their respective affiliates.

●The U.S. federal income tax consequences of an investment in the securities offered by the accompanying preliminary pricing supplement are uncertain.

Risks Relating to the Underlying Stock

●No affiliation with Flex Ltd.

●We may engage in business with or involving Flex Ltd. without regard to your interests.

●There are risks associated with investments in securities linked to the value of equity securities issued by foreign companies.

●The value of the ordinary shares of Flex Ltd. is subject to currency exchange rate risk.

●The antidilution adjustments the calculation agent is required to make do not cover every corporate event that could affect the underlying stock.

●Historical closing prices of the underlying stock should not be taken as an indication of the future performance of the underlying stock during the term of the securities.

For more information about the underlying stock, including historical performance information, see the accompanying preliminary pricing supplement.

Morgan Stanley and MSFL have filed a registration statement (including a prospectus, as supplemented by the applicable product supplement and the tax supplement) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates. You should read the prospectus in that registration statement, the applicable product supplement, the tax supplement and any other documents relating to this offering that Morgan Stanley and MSFL have filed with the SEC for more complete information about Morgan Stanley, MSFL and this offering. You may get these documents without cost by visiting EDGAR on the SEC web site at.www.sec.gov. Alternatively, Morgan Stanley, MSFL, any underwriter or any dealer participating in the offering will arrange to send you the applicable product supplement, the tax supplement and prospectus if you so request by calling toll-free 1-(800)-584-6837.

Wells Fargo Advisors is a trade name used by Wells Fargo Clearing Services, LLC and Wells Fargo Advisors Financial Network, LLC, members SIPC, separate registered broker-dealers and non-bank affiliates of Wells Fargo Finance LLC and Wells Fargo & Company.

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